03014930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003

SEC FILE NUMBER
8- 34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

Columbus (City) Ohio (State) 43287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia G Chin (614)480-4514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1100 Huntington Center, 41 South High Street, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/17

OATH OR AFFIRMATION

I, Cynthia G Chin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

SUSAN M. WINTERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 06-18-07

NOTARIAL SEAL STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE — December 31, 2002

The Huntington Investment Company
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Raymond T. Klosz
The Huntington Investment Company
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

Board of Directors
and Stockholder of The Huntington Investment Company

We have audited the accompanying statement of financial condition of The Huntington Investment Company, a wholly owned subsidiary of The Huntington National Bank, as of December 31, 2002. This statement of financial condition is the responsibility of the management of The Huntington Investment Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2002

The Huntington Investment Company

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$10,802,784
Cash segregated for regulatory purposes	112,517
Deposits with clearing broker dealer	50,000
Securities owned, at market value	22,526,497
Receivables from brokers, dealers and others	2,985,529
Other assets	207,757
Total assets	$36,685,084
Liabilities and stockholder's equity	
Accrued expenses	$3,717,233
Payable to parent	2,257,227
Total liabilities	5,974,460
Stockholder's equity:	
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	30,610,624
Total stockholder's equity	30,710,624
Total liabilities and stockholder's equity	$36,685,084

See accompanying notes.

The Huntington Investment Company

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies

Description of Business

The Huntington Investment Company (HIC) is a wholly-owned subsidiary of The Huntington National Bank (HNB), which is a wholly-owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the United States Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the National Association of Securities Dealers and is a member of the Securities Investor Protection Corporation. HIC is also a SEC Registered Investment Adviser.

HIC does not hold customer funds or securities. National Financial Services Corporation (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Transactions

Securities owned are carried at fair market value and are determined by the closing price of the mutual funds at December 31, 2002. Securities owned and customer security transactions and the related commission revenue and expense are recorded on a settlement date basis. During the year ended December 31, 2002, no material differences resulted from recognizing securities on the settlement date basis, rather than on the trade date basis.

2. Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds and cash. Cash in the amount of $494,258 was held in HNB deposit accounts and money market investments in the amount of $10,308,526 were held in money market funds at December 31, 2002.

3. Cash Segregated for Regulatory Purposes

Cash of $112,517 has been segregated in "special" bank accounts for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned

Securities owned by HIC at December 31, 2002 consists of investments in the following mutual funds:

Huntington Short/Intermediate Fixed Income Securities Fund	$ 7,182,318
Huntington Mortgage Securities Fund	5,104,020
Huntington Intermediate Government Income Fund	10,240,159
Total	$ 22,526,497

5. Income Taxes

HIC is included in the consolidated federal income tax return of HBI. Under its tax sharing agreement with HBI, HIC provides and remits income taxes to or receives an income tax benefit from HBI. Income tax expense computed at the statutory rate of 35% differs from reported income tax expense principally because of non-deductible meals and entertainment expenses. Income taxes paid to HBI by HIC during 2002 were approximately $3,202,000.

At December 31, 2002, HIC had a total deferred tax asset of $336,193 and a deferred tax liability of $1,025,408. Deferred tax primarily relates to employee benefit expenses, depreciation of fixed assets, unrealized gains from securities owned, and state tax expenses. At December 31, 2002, net deferred taxes are included in the income payable to parent.

6. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under (SEC) rule 15c3-1, HIC is required to maintain minimum net capital, as defined under such rule. At December 31, 2002, HIC had regulatory net capital of $25,934,297 or an excess of $25,581,948 over required net capital of $352,349. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1 of net capital. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 20%.

7. Related Party Transactions

HNB, HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. HIC was charged $5,160,035 for these services during 2002. Eligible employees of HIC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HIC are covered under HBI's stock option plans. HIC was charged $1,022,309 for these benefits during 2002.